UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated June 25, 2025 announcing the registrant's decision to merge with Artel Bilişim Servisleri A.Ş.

Istanbul, June 25, 2025

Announcement Regarding the Merger of Artel Bilişim Servisleri A.Ş. with Turkcell

Pursuant to the provisions of the article 155 of Turkish Commercial Code No. 6102 (“TCC”), articles 19 and 20 of Corporate Tax Law No. 5520, article 13 of II-23.2 numbered Communiqué on Merger and Demerger (“the Communiqué”) of Capital Markets Board (“CMB”); our Company's Board of Directors has resolved,

•	To merge Artel Bilişim Servisleri A.Ş. (“Artel”), our Company's 100% subsidiary registered in İstanbul Trade Registry with the registration number 1033767, with and into our Company via facilitated procedure by being taken over by our Company with all its assets and liabilities, to prepare the merger agreement and other relevant documents for this purpose,

•	To carry out the merger transaction on the basis of the financial statements of the party companies dated 31.05.2025,

•	Pursuant to Article 13 of the Communiqué, since the merger will be carried out with the facilitated procedure, not to prepare the Board of Directors' report required by Article 147 of the TCC, not to prepare the independent audit report and the merger report pursuant to Article 13/2 of the Communiqué, and not to obtain expert opinion,

•	Pursuant to the provisions of Article 24 of the CML and Article 15/ç of the CMB's Communiqué No. II-23.3 on “Significant Transactions and the Right to Detachment”, the “Right to Detachment” will not arise for our shareholders,

•	The capital of our Company will not be increased due to the merger,

•	The merger is authorized pursuant to subparagraph (ç) of Article 19 of the Regulation on Authorisation of the Electronic Communications Sector with the Information and Communication Technologies Authority (“ICTA”) Board Decision (“ICTA Board Decision”) dated 29.04.2025 and numbered 2025/YK-YED/115. In accordance with the Communiqué, to prepare the announcement text, merger agreement and other information and documents required for the applications regarding the merger transaction stipulated by the Communiqué and to apply to the CMB for the approval of the announcement text,

•	Following the approval of the Capital Market Board for the merger transaction, to submit the merger agreement to be signed between the parties to the approval of the Board of Directors without the approval of the general assembly.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 25, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 25, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer